FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                20 December 2004


                        Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



             Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Result of EGM dated 20 December 2004


                                                                20 DECEMBER 2004

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                                  RESULT OF EGM

On 25 November 2004, Baltimore announced proposals to consolidate the Company's share capital and to cancel the listing of the Company's ordinary shares on the Official List of the UK Listing Authority and their trading on the London Stock Exchange's market for listed securities. On 1 December 2004, Baltimore sent a circular to its shareholders convening an Extraordinary General Meeting ("EGM") to be held today to approve the proposed share capital consolidation and delisting.

The Board of Baltimore is pleased to announce that at the EGM of the Company, which was held earlier today, the Resolutions in respect of the proposed share capital consolidation and the cancellation of the Company's listing were approved by shareholders. It is to be noted that Acquisitor Holdings (Bermuda) Ltd., the holder of over 26 per cent of the share capital, refrained from voting to allow the vote to reflect the views of the majority of the Company's shareholders.

Accordingly the consolidation of 125 existing ordinary shares of 1p each (nominal value) in the Company into a single new ordinary share of 125p (nominal value) will take place and the new ordinary shares of 125p each (nominal value) will commence trading on the Official List on 21 December 2004. Following the consolidation, a total of 430,647 new ordinary shares of 125p each will be in issue and a further 309 ordinary shares of 125p each (nominal value) are unissued and subject to a blocklisting arrangement.

As announced on 7 December 2004, the cancellation of the listing of the Company's ordinary shares on the Official List of the UK Listing Authority and the trading of such shares on the London Stock Exchange's market for listed securities will become effective on 14 February 2005.

                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                              Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 20 December 2004